NEWS RELEASE

February, 29 2008	Release 01-2008

YESAB RESPONDS TO PUBLIC COMMENTS ON
THE CARMACKS COPPER PROJECT

Western Copper Corporation (the “Company”) announces that the Yukon Environmental and Socioeconomic Assessment Board (YESAB) requires further clarification from the Company in order to complete the final Screening Report and Recommendation on the Carmacks Copper Project.

YESAB issued the draft Screening Report for public comment on December 17, 2007 and requested that comments be submitted by February 6, 2008.

Following its review of public comments, YESAB has determined that further clarification is required from the Company and issued a Supplementary Information Request on February 27, 2008.

Western Copper expects to submit the additional information to YESAB within the next month, subject to receipt from YESAB of the technical details supporting this Supplementary Information Request.

Based on discussions with YESAB, the Company believes that production of the final Screening Report will take approximately two months following the submission of the additional information.

Western Copper has updated the Carmacks Copper Project development schedule to reflect to the new permitting timeframe. Due to the permitting delay, the Company expects that at best only a limited amount of construction could now take place in 2008 and that copper production will commence in the second half of 2010.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WW.WESTERNCOPPERCORP.COM

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration rsults and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact

Chiara Orrigoni	Dale Corman
Investor Relations & Corporate Communications	Chairman & Chief Executive Officer
Phone: 604.684.9497	Phone: 604.684.9497
Email: info@westerncoppercorp.com	Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM